                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                               (Amendment No 5)
                 Under the Securities and Exchange Act of 1934


                    AMERICAN MUNICIPAL TERM TRUST, INC. III
                                     (CXT)
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   027654102
                                (CUSIP Number)

                          George W. Karpus, President
                         Karpus Management, Inc. d/b/a
                         Karpus Investment Management
                         14 Tobey Village Office Park
                           Pittsford, New York 14534
                                (716) 586-4680

 (Name, Address, and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 July 7, 1999
            (Date of Event which Requires Filing of this Statement)

        If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
             Schedule 13D, and is filing this schedule because of
            Rule 13d-1(b)(3) or (4), check the following box. [ ]

                              (Page 1 of 4 pages)
                            There are no exhibits.

CUSIP No. 027654102               SCHEDULE 13D                 Page 2 of 4 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Karpus Management, Inc.
     d/b/a Karpus Investment Management
     I.D.# 16-1290558

2.   Check the Appropriate Box if a Member of a Group*        (a) / /
                                                              (b) /X/
3.   SEC Use Only


4.   Source of Funds*

     AF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization

     New York

                         7.   Sole Voting Power

                              409,250
Number of Shares
                         8.   Shared Voting Power
 Beneficially

 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person
                              409,250
     With
                         10.  Shared Dispositive Power



11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     409,250

12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*                                     / /

13.  Percent of Class Represented by Amount in Row (11)

     7.72%

14.  Type of Reporting Person*

     IA

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1   Security and Issuer
                  Common Stock
                  American Municipal Term Trust, Inc. III
                  Piper Capital Management, Inc.
                  Piper Jaffray Tower
                  222 South 9th Street
                  Minneapolis, MN   55402
ITEM 2   Identity and Background
                  a) Karpus Management, Inc. d/b/a Karpus Investment Management ("KIM")
                      George W. Karpus, President, Director and
                      Controlling Stockholder
                      JoAnn VanDegriff, Vice President and Director
                      Sophie Karpus, Director
                  b)  14 Tobey Village Office park
                      Pittsford, New York 14534
                  c) Principal business and occupation - Investment Management for individuals, pension and profit sharing plans, corporations, endowments, trust and others, specializing in conservative asset management (i.e. fixed income investments).
                  d) None of George W. Karpus, JoAnn VanDegriff, or Sophie Karpus ("the Principals") or KIM has been convicted in the past five years of any criminal proceeding
                      (excluding traffic violations).
                  e) During the last five years noneof the principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
                  f)  Each of the Principals is a United States citizen.
                      KIM is a New York corporation.
ITEM 3            Source and Amount of Funds or Other Considerations
                  KIM, an independent investment advisor, has accumulated shares of CXT on behalf of accounts that are managed by KIM ("the Accounts") under limited powers of attorney. All funds that have been utilized in making such purchases are from such Accounts.
ITEM 4            Purpose of Transaction
                  KIM has purchased Shares for investment purposes. Being primarily a fixed income manager, with a specialty focus in the closed end fund sector, the profile of CXT fit the investment guidelines for various Accounts. Shares have been acquired since October 18, 1993.
ITEM 5            Interest in Securities of the Issuer
                  a) As of the date of this Report, KIM owns 409,250 shares, which represents 7.72% of the outstanding Shares.
                      George W. Karpus, (President of KIM) presently owns 6,500 shares purchased on February 27, 1997 at $9.315 per share (1000 shares), July 9 at $10.375 per share (1000 shares), July 15,1998 at $11.00 per share (1,100 shares), and September 2 at $11.00 per share (1400 shares). Karpus Management, Inc. owns 1,000 shares purchased on March 29
                      & 30, 1995 at a price of $9.125 per share. None of the other Principals presently owns shares.
                  b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

                  c) The first open market purchase occurred on October 18, 1993 as previously reported. Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases, during such period unless indicated.

         Date      Shares   Price Per               Date      Shares   Price Per
                                Share                                      Share

       5/3/99         100      11.125             6/8/99        1400     10.6875
       5/4/99        2800      11.125            6/16/99       -3750     10.4375
       5/5/99         700      11.125            6/17/99       -1500        10.5
       5/6/99        2600      11.125            6/22/99        2500     10.5625
       5/7/99         100      11.125            6/23/99        6500     10.5625
      5/10/99         500      11.125            6/29/99       -1000        10.5
      5/11/99         700      11.125
      5/12/99        1100      11.125
      5/13/99        3150      11.125
      5/14/99        1600      11.125
      5/17/99       10400      11.125
      5/18/99         500      11.125
      5/19/99        1500      11.125
      5/28/99        1500     10.8125


                  The Accounts have the right to receive all dividends from, any proceeds from the sale of the Shares. KIM reserves the right to further accumulate or sell shares. None of the Accounts has an interest in shares constituting more than 5% of the Shares outstanding.

ITEM 6 Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.
                  Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of CXT securities.

ITEM 7            Materials to be Filed as Exhibits
                  Not applicable.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
                                                     Karpus Management, Inc.



July 7, 1999                                         By: /s/ George W. Karpus
------------                                             --------------------
    Date                                                       Signature

                                                     George W. Karpus, President
                                                     ---------------------------
                                                              Name/Title